[OMM LETTERHEAD]

July 12, 2011

BY EDGAR AND BY FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Reynolds Assistant Director

Re:	Francesca’s Holdings Corporation
Amendment No. 4 to Form S-1
File Number 333-173581

Dear Mr. Reynolds:

Set forth below are the responses of Francesca’s Holdings Corporation, a Delaware corporation (the “Company”) to the comment letter of the staff (the “Staff”) with respect to the above referenced registration statement on Form S-1 (as amended on May 24, 2011, on June 14, 2011, and on July 5, 2011, the “Registration Statement”). Enclosed herewith is a copy of Amendment No. 4 to the Registration Statement (“Amendment No. 4”), as filed with the Securities and Exchange Commission (the “Commission”), which has been marked to indicate the changes made to Amendment No. 3 to the Registration Statement filed on July 5, 2011. The Company has reviewed this letter and authorized us to make the representations to you on its behalf.

For your convenience, we have set forth below the Staff’s comments in bold typeface followed by the Company’s response thereto. Caption references and page numbers refer to the captions and pages contained in Amendment No. 4 unless otherwise indicated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 4.

Management’s Discussion and Analysis of Financial Condition and Results of

Operations, page 50

Liquidity and Capital Resources, page 63

Cash Flow, page 63

Investing Activities, page 65

Thirteen Weeks Ended April 30, 2011 Compared to Thirteen Weeks Ended May 1, 2010,

1.	We note in your revised disclosure in response to prior comment four of our letter dated June 29, 2011 that “[your] capital expenditures for the new boutiques opened during the thirteen weeks ended April 30, 2011 totaled $7.3 million, of which $6.2 million were incurred in the thirteen weeks ended April 30, 2011.” Please tell us the period(s) in which you incurred and you paid the $1.1 million difference.

The Company respectfully advises the Staff that while the boutiques to which the $1.1 million difference in capital expenditures relate were opened during the thirteen weeks ended April 30, 2011, the $1.1 million of such capital expenditures were all incurred and paid during fiscal year 2010, in preparation for

Securities and Exchange Commission

Division of Corporation Finance

July 12, 2011

the opening of the boutiques during the thirteen weeks ended April 30, 2011. The Company has revised its disclosure on page 65 to clarify the timing of the incurrence and payment of such capital expenditures.

Critical Accounting Policies, page 72

Stock-based Compensation, page 74

2.	We note your discussion of the significant factors contributing to the estimated IPO price range per share being substantially in excess of the December 2010 per share price of $10.19 in your response letter dated July 1, 2011. Please confirm to us that you will discuss the significant factors contributing to the difference in future amendments to your Form S-1 that include the estimated IPO price range per share.

The Company has revised its disclosure beginning on page 79 to include a discussion of the significant factors contributing to the difference.

Capitalization, page 43

3.	We note in the pro forma capitalization provided in your response letter dated July 1, 2011 that total capitalization increased by $1,472,000, and that cash and cash equivalents decreased by $28,000. Please tell us if the increase in capitalization represents the net offering proceeds after deductions, and reconcile for us the decrease in cash and cash equivalents. Also confirm to us that you will include a footnote to your capitalization disclosure to describe what the decrease in cash and cash equivalents represents in future amendments to your Form S-1 that include the pro forma capitalization.

The Company respectfully advises the Staff that it no longer expects to use any cash on hand in connection with the refinancing of the Company’s existing senior secured credit facility. The outstanding amount of the Company’s existing senior secured credit facility remaining after application of the full net offering proceeds is expected to be paid entirely out of borrowings under the Company’s new revolving credit facility. The amount of the Company’s cash and cash equivalents will therefore not change.

The Company also expects to borrow amounts under the Company’s new revolving credit facility to pay approximately $1.5 million of financing costs associated with the Company’s new revolving credit facility, and to fully expense approximately $1.0 million of deferred financing costs associated with the Company’s existing senior secured credit facility as a result of the termination of that facility. The approximately $1.5 million in additional new borrowings, net of an approximately $1.0 million increase in accumulated deficit due to the full expensing of such deferred financing costs, results in an approximately $0.5 million increase in total capitalization.

Accordingly, the Company has revised its disclosure on page 43 to include a capitalization table reflecting the Company’s revised expectations regarding the refinancing of the Company’s existing senior secured credit facility.

Dilution, page 44

4.	We note in the dilution table provided in your response letter dated July 1, 2011 that the pro forma net tangible book value per share after the offering does not give effect to the refinancing

Securities and Exchange Commission

Division of Corporation Finance

July 12, 2011

of your outstanding debt of $92.6 million as of April 30, 2011. We further note on page 40 of your Form S-1/A3 that the terms of your existing senior secured credit facility require you to apply the net proceeds of the offering to prepay your existing loans in an amount equal to such net proceeds. Please tell us why your pro forma net tangible book value does not give effect to the refinancing of your outstanding debt in connection with the offering. In this regard, it appears to us that the use of net proceeds to pay down your existing debt would impact your net tangible book value.

In response to the Staff’s comment, the Company has revised its disclosure on page 44 to include a dilution table which includes a pro forma net tangible book value that gives effect to both the offering and the refinancing of the Company’s existing senior secured credit facility.

Business, page 83

5.	We note your response to comment 5 of our letter dated June 29, 2011, and reissue it. We note your disclosure on page 86 that “tenant allowances will continue to be available at levels comparable to those of recent periods based on real estate industry practices over the past twenty years under varying economic conditions.” Please revise to clarify whether your $70,000 tenant allowance projection disclosed on pages 51 and 65 is based on “recent periods” and explain why you believe you will receive similar tenant allowances in the future. As noted on pages 13 and 20, you disclose that it will be difficult to negotiate favorable tenant allowances in an improving real estate market and that you have recently been able to negotiate favorable tenant allowances because of the recent unfavorable commercial real estate market. It is unclear how industry practices over the past twenty years or your management’s experience factors in your projection.

In response to the Staff’s comment, the Company has revised its disclosure on page 87 to clarify that (i) while the Company expects tenant allowances to continue to be available in the future, it also recognizes that levels of tenant allowances in future periods may be lower than those in recent periods and (ii) the Company’s projections regarding tenant allowances in connection with its growth plans already factor in some decline in the level of tenant allowances as compared to recent periods. The Company has also revised its disclosure on pages 51 and 92 to clarify that the $70,000 tenant allowance projection factors in a decrease in tenant allowances as compared to recent periods. The Company respectfully advises the Staff that the Company believes that industry practices over the past twenty years and management’s experience, both of which cover a variety of economic conditions, form a reasonable basis for projections regarding the extent of possible future declines in the level of tenant allowances.

Securities and Exchange Commission

Division of Corporation Finance

July 12, 2011

If you have any questions regarding this Amendment No. 4 or the responses contained in this letter, please call the undersigned at (212) 408-2456.

Sincerely,

/s/ Sung Pak
Sung Pak of O’Melveny & Myers LLP

CC:	Securities and Exchange Commission
Steve Lo
John Archfield
Edwin Kim
Pamela Howell

Francesca’s Holdings Corporation
John De Meritt
Kal Malik

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